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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For October 17, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated October 17, 2002

Press Release

Stockholm October 17, 2002

ISS is increasing its capacity with the help of Song Networks

Song Networks Holding AB's (Stockholmsbörsen: SONW) Swedish subsidiary Song Networks Svenska AB has been entrusted with supplying ISS Sverige AB a Data network solution. The commission is carried out in co-operation with WM-data who will be responsible for the ISS' IT environment.

The period of supply covers 3 years, and the value for Song Networks is about SEK 20 million.

ISS Sverige AB is migrating to Song Networks' communication solution, and through the Song Networks' IP VPN service it is gaining a fixed connection to over 80 locations in Sweden. Around 120 offices are also being connected to the network with the service Song Dial IP VPN. Song Networks is also supplying all internet capacity, including a centralised firewall.

ISS is getting a higher capacity in the network, at the same time as getting a solution which is easier to administrate and expand when more capacity and new services are to be introduced. Overall, this now means ISS is getting a more flexible and cost-effective solution.

"We like to practise what we preach. The communication solution which Song Networks is supplying means we can further focus on developing and improving our own services to our customers throughout the country," says Cecilia Jerneheim, Manager Shared Services, ISS Sverige AB.

ISS is one of Sweden's biggest service companies, with over 16,000 employees. Every day services are supplied to hundreds of thousands of people all over the country. With the new services from Song Networks, ISS is getting a homogeneous communication platform, whereby additional services such as operation of applications and support will be managed by Song Networks' partner WM-data.

"The ISS deal is further proof that the investment we have made in our own backbone fibre and access network in the Nordic countries was necessary in order to be able to offer competitive solutions for our customers. ISS is now getting a modern communication solution which is both flexible and simple to grow with," says Mats Almgren, Sales Director of Song Networks Svenska AB.

For more information, please contact:
Song Networks Svenska AB	Song Networks Svenska AB
Mats Almgren, Sales and Marketing Director	Tobias Gyhlenius, Press service
Phone: +468 -5631 02 40	Phone: +46 8- 5631 0527
Mobile: +46 701-810 240	Mobile: +46 701- 810 527
Email: mats.almgren@songnetworks.se	Email: tobias.gyhlenius@songnetworks.se

ISS Sverige AB	WM-data
Cecilia Jerneheim, Manager Shared Services	Mikael Wallin, Project Manager
Phone: +468 -681 62 17	Phone: +4621-17 12 20
Mobile: +46 70-681 62 17	Mobile:+46 733-98 45 69
Email:cecilia.jerneheim@iss-sverige.se	Email: miwai@wmdata.com

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

About ISS Sverige AB

ISS Sverige is one of Sweden's biggest service companies, with 16,500 employees and over 11,000 customers. Business is conducted at over 400 locations all over the country. On the Swedish market, ISS has for many years been the clear market leader in the field of cleaning services. In recent years business has broadened to include new service areas. ISS is now Sweden's leading Facility Services Company.

See further at www.iss-sverige.se

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer